Exhibit 99.2


                                  EXHIBIT 99.2

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF
                             SOMERSET TRUST COMPANY



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                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 20, 2000

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To the Shareholders of Somerset Trust Company:

         The Board of Directors will hold an Annual Meeting of Shareholders of Somerset Trust Company at 1:00 p.m., Eastern Time, on Thursday, April 20, 2000, at the Board Room at the bank's main office at 151 West Main Street, Somerset, Pennsylvania 15501, for the following purposes:

         o To consider and act upon a proposal to approve and adopt the Plan of Reorganization and related Plan of Merger, dated March ___, 2000, providing for:

                o The reorganization of the bank as the wholly owned subsidiary of Somerset Trust Holding Company, a Pennsylvania corporation organized by the bank to become the bank's holding company, through the merger of the bank with Somerset Interim Bank, a Pennsylvania-chartered banking institution and subsidiary of Somerset Trust Holding Company; and

                o The exchange of each share of common stock of the bank for four shares of common stock of Somerset Trust Holding Company;

         o To fix the number of directors to be elected at the Annual Meeting at five, resulting in a Board of Directors consisting of eleven directors.

         o To elect three bank directors to serve for a three-year term, one director to serve for a two-year term, and one director to serve for a one-year term, and until their successors are properly elected and qualified.

         o To ratify the selection of Stokes, Kelly & Hinds, L.L.C., Certified Public Accountants, of Pittsburgh, Pennsylvania, as the bank's independent auditors for the year ending December 31, 2000.

         o To adjourn the meeting to a later date, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to constitute a quorum or to approve the Plan of Reorganization and Plan of Merger; and

         o To transact any other business that lawfully comes before the meeting and any adjournment of the meeting.


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         Shareholders as of March 10, 2000, are entitled to notice of and to vote at the Annual Meeting, either in person or by proxy.

         We describe the reorganization to be voted upon at the meeting more fully in the attached proxy statement/prospectus. Annex A consists of a copy of the Plan of Reorganization and Plan of Merger. The proxy statement/prospectus also contains information about the election of directors and other proposals.

         We welcome your attendance at the meeting. Whether or not you expect to attend the meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the accompanying postage-paid envelope. The prompt return of your proxy will save the bank expenses involved in further communications. Even if you return a proxy, you may vote in person if you give written notice to the Secretary of the bank and attend the Annual Meeting. Returning your proxy will ensure your proper representation at the meeting.

         The bank's Board of Directors is distributing the proxy statement/prospectus, form of proxy and the bank's 1999 Annual Report to shareholders on or about March 30, 2000.

                                           By Order of the Board of Directors,


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                                           G. Henry Cook, President and
                                           Chief Executive Officer

March 30, 2000


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